Exhibit 99.20

VIA SEDAR

April 13, 2017

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:        Abridgement of time period prescribed by National Instrument 54-101

Dear Sirs/Mesdames:

As required under Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned certifies, in relation to the annual and special meeting of shareholders of Immunovaccine Inc. (“Immunovaccine”) to be held on May 10, 2017 (the “Meeting”), that:

(a)	Immunovaccine has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	Immunovaccine has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in the above subparagraph (a).

Immunovaccine is thus relying on Section 2.20 of NI 54-101 to abridge the time period prescribed in subsection 2.2(1) of NI 54-101.

IMMUNOVACCINE INC.

Per:	(s) Pierre Labbé
Pierre Labbé
Chief Financial Officer